Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three months ended March 31, 2023 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2022.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity.

We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Recent Developments

Updated Corporate Strategy

Following a comprehensive assessment by the leadership team of the status of the business and the evolving market, the Company is adjusting its corporate strategy to optimize operations and prioritize potential key value drivers:

•Implementing a new go-to-market model to help drive growth and optimize local area influence. The Company will continue to cover over 90% of the potential market opportunity with a team of account managers and community specialists that will foster tight coordination within referral networks and bring deep clinical and therapeutic experience.
•Re-prioritizing R&D pipeline to focus resources on the most advanced, lower risk value-generating programs:

◦The Company will continue the LOTIS-5, LOTIS-9 and LOTIS-7 studies which, if successful and support future regulatory approvals, have the potential to significantly increase ZYNLONTA’s market opportunity in earlier lines of therapy and with multiple combination partners.
◦The Company will continue clinical-stage programs: ADCT-601 targeting AXL, ADCT-901 targeting KAAG1, ADCT-602 targeting CD22.
◦The Company will halt investments in its two preclinical programs ADCT-212 targeting PSMA and ADCT-701 targeting DLK1.
•Increasing efficiencies through a 17% workforce reduction driven primarily by functions affected by the portfolio prioritization and back-office efficiencies, while maintaining the customer-facing footprint. This reduction is effective today and includes full-time employees, vacant roles and contractors. Along with decreasing additional operating expenses, this will allow the Company to re-deploy capital in programs with the highest value-generating potential.

Portfolio Updates

ZYNLONTA

The pivotal Phase 2 clinical trial in China, led by Overland ADCT BioPharma, achieved its primary objective and demonstrated efficacy and safety data consistent with prior clinical trial results. Based on these positive results, Overland ADCT BioPharma is preparing to submit its marketing authorization application to the China National Medical Products Administration ("NMPA") for relapsed or refractory diffuse large B-cell lymphoma ("DLBCL").

Pipeline

•ADCT-901 (targeting KAAG1): The Company is finalizing the protocol amendment to explore different dosing schedules to optimize the potential clinical outcomes for patients. Once finalized, the Company plans to advance to the next dosing level. The IHC assay is under final validation.
•ADCT-601 (targeting AXL): Dose escalation in the Phase 1b trial is progressing and a monotherapy cohort has been added for patients with non-small cell lung cancer ("NSCLC") in addition to a monotherapy cohort focused on sarcoma. In parallel, the IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose escalation and expansion in the Phase 1 trial is progressing and the number of sites is being expanded.
•ADCT-212 (targeting PSMA): The Company is halting investments in this program to focus on nearer-term value drivers.
•ADCT-701 (targeting DLK-1): The Company is halting investments in this program to focus on nearer-term value drivers.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the 2023 net product sales guidance for ZYNLONTA and the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy and the Company’s ability to continue to commercialize ZYNLONTA in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi) ability to successfully commercialize ZYNLONTA in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5, 7 and 9, ADCT 901, 601 and 602, the timing and outcome of regulatory submissions and actions by the FDA or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities and other statements regarding matters that are not historical facts, and involve predictions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission.

The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Results of Operations
Comparison of the Three Months Ended March 31, 2023 and 2022
The following table summarizes our results of operations for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
in KUSD	2023	2022	Change	% Change
Product revenues, net	18,953	16,498	2,455	14.9%
License revenues and royalties	39	30,000	(29,961)	(99.9)%
Total revenue	18,992	46,498	(27,506)	(59.2)%

Operating expense
Cost of product sales	(590)	(529)	(61)	11.5%
Research and development expenses	(39,480)	(48,952)	9,472	(19.3)%
Selling and marketing expenses	(15,351)	(18,370)	3,019	(16.4)%
General and administrative expenses	(15,143)	(19,011)	3,868	(20.3)%
Total operating expense	(70,564)	(86,862)	16,298	(18.8)%
Loss from operations	(51,572)	(40,364)	(11,208)	27.8%

Other income (expense)
Financial income	2,304	18,308	(16,004)	(87.4)%
Financial expense	(10,417)	(9,217)	(1,200)	13.0%
Non-operating (expense) income	(3)	13,442	(13,445)	(100.0)%
Total other (expense) income	(8,116)	22,533	(30,649)	(136.0)%
Loss before taxes	(59,688)	(17,831)	(41,857)	234.7%
Income tax benefit	262	1,170	(908)	(77.6)%
Net loss	(59,426)	(16,661)	(42,765)	256.7%

Revenue
Product revenues, net
To date, our sole source of product revenue has been generated from sales of ZYNLONTA in the U.S. Product revenues, net increased to USD 19.0 million for the three months ended March 31, 2023 from USD 16.5 million for the three months ended March 31, 2022, an increase of USD 2.5 million or 14.9%. This increase is primarily due to higher sales volumes as we continue to commercialize ZYNLONTA, partially offset with higher gross-to-net deductions due to the Group Purchasing Organization ("GPO") contracting and the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds ("discarded drug rebate") for unused drug.
License revenues and royalties
License revenues and royalties for the three months ended March 31, 2023 is attributable to royalties recognized under our exclusive license agreement with Sobi, the amounts of which were de minimis. License revenues and royalties for the three months ended March 31, 2022 is attributable to an upfront payment of USD 30.0 million recognized under our exclusive license agreement with MTPC.
See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales
Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges, royalties paid to a collaboration partner based on net product sales of ZYNLONTA and inventory written down amounts. Cost of product sales increased to USD 0.6 million for the three months ended March 31, 2023 from USD 0.5 million for the three months ended March 31, 2022, an increase of USD 0.1 million or 11.5%.
R&D expenses
The following table summarizes our R&D expenses for our major development programs for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
in KUSD	2023	2022 [1]	Change
ZYNLONTA	19,255	20,290	(1,035)
Cami	5,796	9,697	(3,901)
ADCT-602	343	293	50
ADCT-601	2,037	2,634	(597)
ADCT-901	1,585	1,389	196
ADCT-212(1)	2,288	3,685	(1,397)
Preclinical product candidates and research pipeline	3,160	3,417	(257)
Not allocated to specific programs(2)	1,914	2,603	(689)
Share-based compensation expense(1)	3,102	4,944	(1,842)
R&D expenses	39,480	48,952	(9,472)
1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expenses for preclinical research, storage, shipping and lab consumables that span multiple programs.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates.

Our R&D expenses decreased to USD 39.5 million for the three months ended March 31, 2023 from USD 49.0 million for the three months ended March 31, 2022, a decrease of USD 9.5 million, or 19.3%.
The decrease in R&D expenses related to ZYNLONTA was primarily due to lower clinical trial costs for closed studies LOTIS 3, LOTIS 6 and LOTIS 8, partially offset by an increase in clinical trial costs for LOTIS 5, LOTIS 10 and LOTIS 9, as well as an increase in chemistry, manufacturing and controls expenses, as those studies progressed.
The decrease in R&D expenses related to Cami was primarily due to our decision not to proceed with this program on our own and instead to seek a partner to continue developing this program. The R&D expenses related to Cami incurred in the three months ended March 31, 2023 was attributable to close-down costs for clinical studies ADCT 301-103 and ADCT 301-201.
The decrease in R&D expenses related to ADCT-212 was primarily due to lower manufacturing expenses related to IND-enabling work during the three months ended March 31, 2023. As discussed in "Recent Developments" above, we have paused this program.
The decrease in share-based compensation expense was primarily due to fluctuations in our share price.
S&M expenses
The following table summarizes our S&M expenses for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
in KUSD	2023	2022	Change
External costs [1]	7,360	8,911	(1,551)
Employee expense [2]	7,991	9,459	(1,468)
S&M expenses	15,351	18,370	(3,019)
1 Includes depreciation expense for Property, plant and equipment. All other depreciation expense was not material.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 15.4 million for the three months ended March 31, 2023 from USD 18.4 million for the three months ended March 31, 2022, a decrease of USD 3.0 million, or 16.4%. This decrease was primarily due to lower spend on marketing, analytics and expenses in the European Union relating to the commercial launch of ZYNLONTA of USD 1.7 million, as well as lower share-based compensation expense of USD 1.3 million due to fluctuations in our share price.

We expect our S&M expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

G&A expenses
The following table summarizes our G&A expenses for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
in KUSD	2023	2022	Change
External costs [1]	4,538	7,639	(3,101)
Employee expense [2]	10,605	11,372	(767)
G&A expenses	15,143	19,011	(3,868)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 15.1 million for the three months ended March 31, 2023 from USD 19.0 million for the three months ended March 31, 2022, a decrease of USD 3.9 million, or 20.3%. External costs decreased primarily due to lower professional fees, including those fees associated with the license agreement entered into with MTPC, which were incurred during the three months ended March 31, 2022. Employee expense for the three months ended March 31, 2023 decreased primarily as a result of lower share-based compensation expense of USD 2.7 million due to employee transitions and fluctuations in our share price, partially offset by higher wages and benefits of USD 1.9 million.

We expect our G&A expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.
Other (expense) income
The following table summarizes our other income for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
in KUSD	2023	2022	Change
Financial income	2,304	18,308	(16,004)
Financial expense	(10,417)	(9,217)	(1,200)
Non-operating (expense) income	(3)	13,442	(13,445)
Total other (expense) income	(8,116)	22,533	(30,649)
Financial income
Our financial income for the three months ended March 31, 2023 was USD 2.3 million as compared to USD 18.3 million for the three months ended March 31, 2022, a decrease of USD 16.0 million, or 87.4%. The decrease was primarily related to a higher cumulative catch-up adjustment associated to the deferred royalty obligation with HCR during the three months ended March 31, 2022 due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans, partially offset by higher interest income for the three months ended March 31, 2023 due to higher yields received on our cash deposits.
Financial expense
Our financial expense increased to USD 10.4 million for the three months ended March 31, 2023 from USD 9.2 million for the three months ended March 31, 2022, an increase of USD 1.2 million, or 13.0%. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and senior secured term loans.
Non-operating (expense) income
Notable items in non-operating (expense) income impacting the results of operations for the three months ended March 31, 2023 and 2022 included:

		Three Months Ended March 31,
in KUSD	P&L Classification	2023	2022	Change
Fair value adjustment of Facility Agreement derivatives	Non-operating income	—	15,855	(15,855)
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	656	—	656
Fair value adjustment of Deerfield warrant obligation	Non-operating income	616	—	616
Share of Overland ADCT BioPharma net loss	Non-operating expense	1,363	2,502	(1,139)
Convertible loans, derivatives, change in fair value income
The change in fair value of the convertible loans derivatives was recognized as income of USD 15.9 million for the three months ended March 31, 2022. The decreases in fair values of the embedded derivatives were primarily due to decreases in the fair value of the underlying shares during the period. The loan was exchanged on August 15, 2022. As a result, no income or expense was recognized during the three months ended March 31, 2023. Our accounting is explained further in note 14, "Convertible loan" to the unaudited condensed consolidated interim financial statements.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 0.7 million as a result of changes in the warrant obligation for the three months ended March 31, 2023 was primarily due to the decrease in fair value of the underlying shares since December 31, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 13, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrants obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The income of USD 0.6 million as a result of changes in the warrants obligation for the three months March 31, 2023 was primarily due to the decrease in fair value of the underlying shares since December 31, 2022. Changes in fair value of the Deerfield warrants obligation are explained in note 15, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 1.4 million and USD 2.5 million for the three months ended March 31, 2023 and 2022, respectively. The decrease in Overland ADCT BioPharma's net loss was primarily due to lower R&D expenses for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. We also recorded a true-up during the three months ended March 31, 2023 to align our proportionate share of Overland ADCT BioPharma's share-based compensation expense, which was lower than our estimate for the year ended December 31, 2022. See note 11, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax expense
We recorded an income tax benefit of USD 0.3 million for the three months ended March 31, 2023 as compared to income tax benefit of USD 1.2 million for the three months ended March 31, 2022.

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax benefit recorded for the three months ended March 31, 2023 is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax benefit recorded during the three months ended March 31, 2023 is driven by our U.S. operations. Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the three months ended March 31, 2023, with respect to our U.S. operations, a deferred tax benefit of USD 0.8 million was recorded and partially offset by current income tax expense of USD 0.5 million.

Comparatively, our income tax benefit of USD 1.2 million recorded during the three months ended March 31, 2022 was driven by USD 3.9 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income, partially offset by the current income tax expense of USD 2.7 million.

In estimating future taxable income to assess the realizability of deferred tax assets, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Liquidity and Capital Resources
As of March 31, 2023, we had cash and cash equivalents of USD 310.5 million. We also have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 150.0 million. There have been no shares sold under the ATM program to date. In addition, under the Loan Agreement, we may draw up to two additional tranches, each up to USD 27.5 million principal amount of term loans before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with our other material agreements for the incurrence of such debt. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, dispositions, licensing opportunities and similar transactions to further the clinical development and commercialization of ZYNLONTA and/or our product candidates.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses as we continue to devote substantial resources to research and development and marketing and commercialization efforts, in particular to establish ZYNLONTA as the 3L+ diffuse large B cell lymphoma (“DLBCL”) standard of care, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our clinical-stage PBD-based pipeline and our ADC platform. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Cash Flows
Comparison of the Three Months Ended March 31, 2023 and 2022
The following table summarizes our cash flows for the three months ended March 31, 2023 and 2022:

(in KUSD)	Three months ended March 31,
Net cash (used in) provided by:	2023	2022	Change
Operating activities	(14,771)	(33,882)	19,111
Investing activities	(1,016)	(1,448)	432
Financing activities	(196)	(258)	62
Net change in cash and cash equivalents	(15,983)	(35,588)	19,605
Net cash used in operating activities
Net cash used in operating activities decreased to USD 14.8 million for the three months ended March 31, 2023 from USD 33.9 million for the three months ended March 31, 2022, a decrease of USD 19.1 million, or 56.4%. The decrease was primarily due to the receipt of the USD 50.0 million milestone payment from Sobi upon approval of the Marketing Authorisation

Application by the European Commission for ZYNLONTA in third-line DLBCL in February 2023, and due to increases in the cash received from the sale of ZYNLONTA, partially offset by decreases in accounts payable and other current liabilities.
Net cash used in investing activities
Net cash used in investing activities decreased to USD 1.0 million for the three months ended March 31, 2023 from USD 1.4 million for the three months ended March 31, 2022, a decrease of USD 0.4 million, or 29.8%. The decrease was primarily due to lower intangible asset acquisitions and lower deposits made during the period, partially offset by higher capital expenditures related to property, plant and equipment during the three months ended March 31, 2023.
Net cash provided by financing activities
Net cash provided by financing activities was USD 0.2 million for the three months ended March 31, 2023 and primarily related to the proceeds received under the employee share purchase plan. Net cash used in financing activities was USD 0.3 million for the three months ended March 31, 2022.
Operating Capital Requirements
As of March 31, 2023, we had cash and cash equivalents of USD 310.5 million. Based on our current business plan, we believe that our existing cash and cash equivalents, forecasted revenue from ZYNLONTA, receipt of forecasted royalty and milestone payments under our license agreements and royalty purchase agreement with HCR will enable us to meet our financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2022 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA and amounts that we receive under our license and collaboration agreements. In addition, we may seek to raise additional capital through debt and equity financings, license agreements and other arrangements and combinations thereof that we believe are in our best interest.
Off-Balance Sheet Arrangements
As of March 31, 2023 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2022 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 100 basis point increase (decrease) in our interest rate as of March 31, 2023. A hypothetical 100 basis point increase (decrease) in the interest rate as of March 31, 2023 would have increased (decreased) the effective interest associated with our senior secured term loan facility by KUSD 676 and (KUSD 676), respectively.
Critical Accounting Policies and Significant Judgments and Estimates

In preparing the unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the significant accounting policies other than those described in note 3, "Significant accounting policies" to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.